UNITED STATES             OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 8)

                      Starrett Corporation
                         (Name of Issuer)

             Common Stock, par value $1.00 per share
                  (Title of Class of Securities)

                           855 677 100
                          (CUSIP Number)

                          Henry Benach
                      3110 Miro Drive North
                  Palm Beach Gardens, FL  33410
                          (561) 775 1855
 (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                       October 16, 1997
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      SCHEDULE 13D


CUSIP No. 855 677 100

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     HENRY BENACH

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

               7    SOLE VOTING POWER

                    666,198

NUMBER OF      8    SHARED VOTING POWER
SHARES
OWNED BY            -0-
EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    666,198

               10   SHARED DISPOSITIVE POWER

                    -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     666,198

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%

14   TYPE OF REPORTING PERSON*

     IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                      SCHEDULE 13D


CUSIP No. 855 677 100

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BENHOME ASSOCIATES L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

               7    SOLE VOTING POWER

                    242,900

NUMBER OF      8    SHARED VOTING POWER
SHARES
OWNED BY            -0-
EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    242,900

               10   SHARED DISPOSITIVE POWER

                    -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     242,900

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.9%

14   TYPE OF REPORTING PERSON*

     PN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

     This Amendment to Schedule 13D is being filed on behalf of Henry Benach and Benhome Associates L.P., and amends the Schedule 13D dated April 9, 1985, as heretofore amended, relating to shares of Common Stock, $1.00 par value ("Common Stock") of Starrett Corporation, a New York corporation, One Park Avenue, New York, New York 10016, as set forth below.

     The purpose of this filing is to report that Paul Milstein, Henry Benach, Oded Aboodi and Irving Fischer, and persons and entities affiliated with them (collectively, the "Shareholders"), Startt Acquisition, Inc., a New York corporation ("Acquisition"), and Startt Acquisition, LLC, a Delaware limited liability company ("Parent"), have entered into an agreement relating to the proposed cash tender offer to purchase all the outstanding shares of Common Stock (the "Offer") and the subsequent merger between Acquisition and the Company (the "Merger"). This filing also makes a minor correction in the number of shares of Common Stock reported hereunder, namely, Henry Benach is the beneficial owner of 666,198 such shares rather than 667,698 shares as previously reported.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended as follows:

     On October 16, 1997, the Shareholders entered into a Shareholders Agreement (the "Agreement") with Acquisition and Parent relating to the proposed Offer. The Agreement contains, among other things, an agreement by each Shareholder to tender (and not withdraw) the shares of Common Stock beneficially owned by such Shareholder in accordance with the terms of the proposed Offer, transfer restrictions relating to the Common Stock held by the Shareholders and a waiver by each Shareholder of rights of appraisal or rights to dissent from the Merger that such Shareholder may have.

Item 5.   Interest in Securities of the Issuer.

     Henry Benach beneficially owns 666,198 shares of Common Stock.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

     On October 16, 1997 the Shareholders and Acquisition entered into the Agreement relating to the proposed Offer. Reference is hereby made to the Agreement, filed as Exhibit 1 hereto, which is hereby incorporated herein by reference in its entirety.

Item 7.   Material to be Filed as Exhibits.

     1. Shareholders Agreement dated as of October 16, 1997 among Parent, Acquisition and the Shareholders.

                            SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED:  October 21, 1997

                               /s/ HENRY BENACH
                              -------------------------------
                              HENRY BENACH


                              BENHOME ASSOCIATES L.P.

                              By:  Benhome G.P., Inc.

                                        /s/ HENRY BENACH
                                   By: ---------------------------
                                       Henry Benach
                                       President